SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 01.545.826/0001-07
Company Registry (NIRE): 35.300.147.952

Publicly-held Company

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING
OF JANUARY 22, 2018

1. Date, time and venue: January 22, 2018, at 10:00 a.m., at the headquarters of GAFISA S.A. (“Company”), in the city and state of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar.

2. Call Notice: Second-call notice published on January 13, 17 and 18, 2018, on Official Gazette of the State of São Paulo”, pages 12, 10 and 8 respectively, and published on January 13, 16 and 17, 2018 on “O Estado de São Paulo” newspaper, pages B10, B7 and B4 respectively.

3. Attendance: Shareholders representing 51.79270% of the Company's voting capital, as verified by signatures on the “Shareholders Attendance Book”. Mr. Carlos Eduardo Moraes Calheiros, the Company’s Officer and Mr. Peter Edward Cortes Marsden Wilson, member of the Company’s Fiscal Council also attended the meeting.

4. Presiding Board: Odair Garcia Senra, Chairman of the Board of Directors and Chairman of the Meeting, pursuant to paragraph 2 of article 8 of the Bylaws; and Janine Maria Correa Pupo, Secretary.

5. Agenda: to resolve on the proposal to amend Article 53 of the Company’s Bylaws, in order to increase from 30% to 50% of total shares issued by the Company, the limit percentage provided for in items (a) and (b) of referred Article, which if attained, will bind shareholders to conduct a tender offer to acquire shares from other Company’s shareholders.

6. Resolutions: the following resolution was taken with the abstentions and contrary votes registered in each case and these minutes were authorized to be drawn up in summary format and published omitting the shareholders’ signatures, pursuant to article 130, paragraphs 1 and 2, of Law 6.404/76:

6.1. To approve, by majority of attending shareholders, computing 13,910,433 votes in favor and 141,851 votes against and no abstentions, the amendment to Article 53 of the Company’s Bylaws, in order to increase from 30% to 50% of total shares issued by the Company, the limit percentage provided for in items (a) and (b) of referred Article, which if attained, will bind shareholder to conduct a tender offer to acquire shares from other Company’s shareholders.

As a result, the main section of Article 53 of the Company’s Bylaws, shall take effect with the following wording:

“Article 53. Any shareholder or Group of Shareholders (“Relevant Shareholder”) to reach: (a) direct or indirect interest equal to or in excess of  50% of total shares issued by the Company; or (b) the ownership of other partner’s rights, including right of enjoyment, entitling them voting right over the Company’s shares accounting for 50% or more of its capital stock shall (i) immediately acknowledge by means of notice on the acquisition to the investor relations officer, as provided for in CVM Instruction No.358/02; and (ii) conduct tender offer to acquire shares from other Company’s shareholders.”

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7. Closure: There being no further business to address, the meeting was adjourned for the drawing up of these Minutes in summary format which, after being read and found to be in compliance, were signed by the attendees after the closure of the Meeting. São Paulo, January 22, 2018. Chairman of the Meeting: Odair Garcia Senra; Secretary: Janine Maria Correa Pupo. Shareholders: WISHBONE DELAWARE BRAZIL I, LLC, ALLIANCE TRUST PLC, WISHBONE RESTRICTED PARTNERS, LP, RIVER AND MERCANTILE WORLD RECOVERY FUND, WSSP INTERNATIONAL EQUITIES TRUST, BNYMTD RIVER AND MERCANTILE UK EQUITY LONG TERM RECOVERY FUN, RIVER AND MERCANTILE ICVC - RIVER AND MERCANTILE GLOBAL H A, THE HEALTH FOUNDATION, and BATTELLE MEMORIAL INSTITUTE (By: Carlos Eduardo Moraes Calheiros); GWI BRAZIL AND LATIN AMERICA MASTER FUND LTD, GWI CLASSIC FIA., GWI REAL ESTATE FIA INVESTIMENTO NO EXTERIOR, GWI ASSET MANAGEMENT S.A., GWI PIPES FUNDO DE INVESTIMENTO EM ACOES, GWI SMALL E MID CAPS FUNDO DE INVESTIMENTO DE ACOES, GWI LEVERAGE FUNDO DE INVESTIMENTO DE ACOES, GWI HIGH VALUE FUNDO DE INVESTIMENTO EM ACOES IE, and FI EM ACOES GWI PRIVATE INVESTIMENTO NO EXTERIOR (By: Karen Sanchez Guimarães); THE WESTPAC WHOLESALE UNHEDGED INTERNATIONAL SHARE TRUST, PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, CITY OF NEW YORK GROUP TRUST, PARAMETRIC EMERGING MARKETS FUND, NORTHERN FUNDS GLOBAL REAL ESTATE INDEX FUND, FIDELITY AD S VIII: FIDELITY AD GL CAPITAL APP F, NORTHERN TRUST COLLECTIVE GLOBAL REAL ESTATE INDEX FUND-N L, SPDR S&P EMERGING MARKETS SMALL CAP ETF, NORTHERN TRUST COLLECTIVE GLOBAL REAL ESTATE INDEX FUND-LEND, PUBLIC EMPLOYEES RE ASSOC OF NEW MEXICO, THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA, STICHING PENSIOENFONDS VOOR HUISARTSEN, and SPDR S&P EMERGING MARKETS ETF (By: Paulo Roberto Bellantani Brandão); and JOAO ANTONIO ORSI NETO (By: João Henrique Scicchitano Orsi).

This is a faithful copy of the original Minutes drawn up in the Company’s records.

São Paulo, January 22, 2018.

Presiding Board:

_________________________________ Odair Garcia Senra Chairman of the Meeting	_________________________________ Janine Maria Correa Pupo Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 22, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer